SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-29750

                           NOTIFICATION OF LATE FILING

(Check One):  / /  Form 10-K           / /  Form 11-K         / /  Form 20-F
              /x/  Form 10-Q           / /  Form N-SAR

                  For Period Ended:         March 31, 1999

/ /  Transition Report on Form 10-K        / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F        / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

                  For the Transition Period Ended _____________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________


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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Interactive Magic, Inc.

Former name if applicable:          Not applicable

Address of principal executive office (Street and Number):  215 Southport Drive,
                                                            Suite 1000

City, state and zip code:  Morrisville, North Carolina 27560

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         /x/      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         /x/      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Form 10-Q for the quarter ended March 31, 1999 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

     DONALD R. REYNOLDS, ESQ.           (919)                   781-4000
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                 (Name)              (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /x/ Yes / / No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /x/ Yes / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     INTERACTIVE MAGIC, INC.
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      May 17, 1999                 By:/s/Michael W. Oliver
         --------------------           ----------------------------------------
                                           Michael W. Oliver
                                          Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



Securities and Exchange Commission
Form 12b-25
Commission File  No. 0-29750
Notification of Late Filing
Attachment for Part IV (3) Other Information

The Company has had some difficulty in completing the pooling accounting from its acquisition of MPG-Net, Inc. In addition, it was anticipated that a significant transaction, which will require modified disclosure in the Form 10-QSB, was to be completed as of today May 18,1999. This transaction will not be effected for several days. We will file the Form 10-QSB by May 21, 1999.


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